Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended,	December 31, 2018	September, 30 2017
NET INCOME
Net income (loss) applicable to common shares for basic earnings per share	$3,613,710	$1,408,396
Net Income (loss) applicable to common shares for diluted earnings per share	$3,613,710	$1,408,396
SHARES OUTSTANDING
Weighted average shares for basic earnings per share	2,799,706	2,874,926
Net effect of dilutive options available under convertible note - based on the treasury stock method using year-end market price, if higher than average market price	381,866	194,151
Total shares for diluted earnings per share	3,181,572	3,069,077
Basic Earnings Per Common Share	$1.29	$0.49
Diluted Earnings Per Common Share	$1.14	$0.46
* Net effect of stock options was antidilutive for the period.